April 16, 2007

NEWS RELEASE

Silver Standard and Esperanza Report Further San Luis High-Grade Drill Results

Vancouver, B.C. –Silver Standard Resources Inc. (NASDAQ: SSRI; TSX: SSO) and Esperanza Silver Corporation (TSX.V: EPZ) are pleased to announce results of ongoing diamond drilling at the San Luis high-grade gold and silver joint venture property in central Peru.

Continued High Grade on Ayelén Vein

Drilling on the Ayelén Vein has extended the drill-tested strike length to 550 meters and its depth to over 175 meters. Gold and silver mineralization continues to depth and along strike to the north and south. Significant drill results include:

•

in drill hole SL-030, an angled hole drilled below drill holes SL06-17 and -28, a 38.7-foot interval averaging 0.45 ounces per ton gold and 14.4 ounces per ton silver (11.8 meters averaging 15.58 grams per tonne gold and 494.0 grams per tonne silver).

•

in drill hole SL-033, an angled hole drilled beneath hole SL06-21, a 61.2-foot interval averaging 0.26 ounces per ton gold and 8.1 ounces per ton silver (18.7 meters averaging 8.99 grams per tonne gold and 277.0 grams per tonne silver). This interval included 12.1 feet averaging 0.53 ounces per ton gold and 19.7 ounces per ton silver (3.7 meters averaging 18.27 grams per tonne gold and 676.9 grams per tonne silver).

Drill results for the Ayelén Vein are presented below:

San Luis Project – Selected Diamond Drill Results – April 2007 AYELEN VEIN
Drill Hole	From (meters)	To (meters)	Interval* (meters)	Gold (g/t)	Silver (g/t)	Interval* (feet)	Gold (oz/ton)	Silver (oz./ton)
SL-019	99.8	100.4	0.6	7.23	82.5	2.0	0.21	2.4
and	105.3	109.8	4.5	4.28	74.0	14.8	0.12	2.2
SL-21	135.1	136.8	1.7	2.14	37.8	5.6	0.06	1.1
SL-023	96.8	98.6	1.8	12.25	201.1	5.9	0.36	5.9
SI-028	67.1	80.3	13.2	5.48	302.9	43.3	0.16	8.8
incl.	74.5	80.3	5.8	9.98	540.6	19.0	0.29	15.8
SL-030	71.2	83.0	11.8	15.58	494.0	38.7	0.45	14.4
SL-033	60.6	79.3	18.7	8.99	277.0	61.2	0.26	8.1
incl.	69.7	73.4	3.7	18.27	676.9	12.1	0.53	19.7
SL-035	34.2	36.1	1.9	2.24	61.4	6.2	0.07	1.8
SL-039	154.2	156.2	2.0	4.66	49.4	6.6	0.14	1.4
SL-041	55.2	56.3	1.1	1.22	22	3.6	0.04	0.6
SL-043	52.8	55.2	2.4	3.05	195.3	7.9	0.09	5.7
and	101.0	101.7	0.7	3.68	96.0	2.3	0.11	2.8

AYELEN VEIN (cont’d)
Drill Hole	From (meters)	To (meters)	Interval* (meters)	Gold (g/t)	Silver (g/t)	Interval* (feet)	Gold (oz/ton)	Silver (oz./ton)
SL-045	200.3	203.3	3.0	18.53	666.0	9.8	0.54	19.4
SL-049	214.6	218.8	4.2	3.64	163.1	13.8	0.12	4.8
incl.	214.6	217.8	3.2	4.47	193.5	10.5	0.13	5.6
SL-053	171.1	173.2	2.1	22.88	554.8	6.9	0.67	16.2

* Intervals refer to core length rather than true thickness which is to be determined

Drilling on the Inés Vein and Other Parallel Veins

Further drilling on the Inés Vein intersected variable intervals of brecciated quartz veins containing anomalous values of gold and silver. Similarly, initial shallow drilling of the Sheyla, Paula and Regina veins returned anomalous gold and silver values.

Field observations indicate that drilling to date has potentially intersected those vein systems above the boiling zone, requiring a drill rig with greater capacity to test these veins at depth. Arrival of the new drill rig is expected shortly.

Reconnaissance work has recently identified a number of drainages in the joint venture’s claim block with stream sediment gold anomalies higher than values in drainages from the already identified vein structures. In addition to drilling, further work will include mapping, rock sampling and prospecting to identify the sources of the gold anomalies and preparation for follow-up drilling.

Joint Venture Interests

Silver Standard holds a 55% interest in the San Luis joint venture and Esperanza 45%. Silver Standard has elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects. Silver Standard also has an approximate 14% equity ownership of Esperanza and participated in the recent equity offering and increased its percentage interest. (SSRI-SL)

QUALIFIED PERSON: Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by joint venture personnel under his supervision. All samples were submitted to ALS Chemex in Lima, Peru for analysis.

For silver, initial analysis was completed using four acid digestion with an ICP finish. For samples over 200 ppm silver, reanalysis was completed using four acid digestion with an AA finish. For samples over 1 kg silver, re-analysis was completed using fire assay with a gravimetric finish. For gold, initial analysis of 30 gram samples was completed using fire assay with an AA finish. For samples over 10 grams gold, re-analysis of 30 gram samples was completed using fire assay with a gravimetric finish.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian regulators and both company’s Form 20-F filed with the US Securities and Exchange Commission. The forwardlooking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza and Silver Standard expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

For further information, contact:

Esperanza Silver Corporation

Silver Standard Resources Inc.

William Pincus, President and CEO

Robert A. Quartermain, President

Denver, Colorado

Vancouver, B.C.

Tel: (303) 830 0988

Tel: (604) 689-3846

Fax: (303) 830 9098

www.esperanzasilver.com

Paul LaFontaine, Director, Investor Relations

Vancouver, B.C.

N.A, toll-free: (888) 338-0046

Direct: (604) 484-8212

E-Mail: invest@silverstandard.com

www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept

responsibility for the adequacy or accuracy of this news release.